Exhibit 99.1

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Semiconductor Manufacturing International Corporation (the "Company") announces that with effect from 2 December 2004, Mr. Sean Hunkler resigned as non-executive director of the Company. Mr. Hunkler is the vice president of Fab Operations for Freescale Semiconductor, Inc. ("Freescale"), which has been an affiliate of Motorola, Inc. ("Motorola"), a shareholder of the Company. Mr. Hunkler has been serving on the Board as a Motorola designee, and he indicated that his resignation is concurrent with and as a result of the distribution by Motorola to its shareholders of all its equity interest in Freescale, at which time Mr. Hunkler will no longer be an employee of an affiliated company of Motorola. (As disclosed in the Company's prospectus dated 8 March 2004, Motorola had a right to designate a director to the Board; however, following the listing of the Company's shares on The Stock Exchange of Hong Kong Limited on 18 March 2004, none of the Company's shareholders have a contractual right to designate a person to the Board.) Mr. Hunkler confirmed that he has no disagreement with the Board and that there are no other matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to thank Mr. Hunkler for his valuable service and contributions to the Company.

The Board is actively engaged in discussions with various individuals who are experienced in the semiconductor industry, including the Chinese semiconductor industry, to fill the vacancy on the Board resulting from the resignation of Mr. Hunkler. Until this vacancy on the Board is filled, the Board will operate with eight (8) members.

After the resignation of Mr. Hunkler, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chairman

Shanghai, PRC

2 December 2004

*	for identification only.